SKADDEN, ARPS, SLATE, MEAGHER & FLOM

世達國際律師事務所

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com October 22, 2020

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Mr. Michael Clampitt

Mr. David Lin

Mr. Marc Thomas

Mr. Robert Klein

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Lufax Holding Ltd (Registration No. 333-249366)

Dear Mr. Clampitt, Mr. Lin, Mr. Thomas and Mr. Klein:

On behalf of our client, Lufax Holding Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith Amendment No. 2 to the Company’s registration statement on Form F-1 (“Registration Statement”) containing a preliminary prospectus with a price range and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of Registration Statement, the Company is hereby in this letter setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated October 21, 2020. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page reference in the Registration Statement where the language addressing the comment appears.

Securities and Exchange Commission

October 22, 2020

To facilitate the Staff’s review, we will separately deliver to the Staff today five courtesy copies of the Registration Statement, marked to show changes to the Company’s registration statement filed with the Commission on October 19, 2020, as well as two copies of the filed exhibits.

The Company respectfully advises the Commission that the Company plans to request that the Commission declare the effectiveness of the Registration Statement on or about October 29, 2020, and will file the joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Commission’s continuing assistance and support in meeting the proposed timetable for the offering.

Amendment No. 1 to Registration Statement on Form F-1

Prospectus Summary

Recent Developments, page 9

1.

We note your revised disclosures on pages 9 and 10 relating to the recent C-Round Restructuring Convertible Notes stating that the transaction does not have a significant dilutive impact. In addition, we note from your pro forma diluted EPS calculation on page 98 that the pro forma effect of conversion of Class C ordinary shares decreased compared to your prior amendment from 46,949,725 to 1,662,614 for the six months ended June 30, 2020. Please provide us with your analysis and explanation supporting the statement that the recent transaction does not have a significant dilutive impact. In addition, tell us why you do not include the pro forma effect of the conversion of the convertible note into ordinary shares in your pro forma diluted EPS calculation, or revise to show this impact.

The Company respectfully advises the Staff that as disclosed on page 9 of the Registration Statement, the automatically convertible promissory notes will be converted into ordinary shares automatically upon the closing of this offering. The number of ordinary shares to be issued upon the automatic conversion is determined by dividing the outstanding principal amount of automatically convertible promissory notes by the price per ordinary share issued by the Company in this offering. Potential investors will be able to understand the dilution effect for the conversion of the automatically convertible promissory notes once the offering price is determined.

Securities and Exchange Commission

October 22, 2020

The optionally convertible promissory notes are not automatically converted upon the closing of this offering. The Company recognizes interest expenses related to optionally convertible promissory notes until they are converted. Using a simplified method, the optionally convertible promissory notes will only become dilutive if the basic EPS of the Company exceeds US$1.80 per share per annum (US$1,158 million × 6% ÷ 38,493,660 shares). Further, the optionally convertible promissory notes can be converted into an aggregate of 38,493,660 ordinary shares, without giving effect to any anti-dilutive adjustments, which only accounts for approximately 3% of the Company’s outstanding ordinary shares (excluding 35,644,803 held by Tun Kung Company Limited for share incentive plans) after this offering on a fully as converted basis. Therefore, the Company concluded the recent transaction does not have a significant dilutive impact on future investors.

The Company also respectfully advises the Staff that the conversion effect of the automatically convertible promissory notes cannot be determined until the offering price per share is determined. Consequently, the conversion effect of automatically convertible promissory notes was not included in the pro forma diluted EPS calculation in the Registration Statement dated October 19, 2020. The Company revised the disclosure on page 98 to include the conversion effect of automatically convertible promissory notes in the pro forma diluted EPS calculation. The conversion of optionally convertible promissory notes are anti-dilutive for the year ended December 31, 2019 and six months ended June 30, 2020. Therefore, the conversion effect is not included in the pro forma diluted EPS calculation. The Company also revised the disclosure on page 98 to explain why the conversion of the optionally convertible promissory notes into ordinary shares is excluded from the pro forma diluted EPS calculation.

Selected Consolidated Financial and Operating Data, page 97

2.	We note your response to comment 7 and revisions including pro forma information giving effect to the transaction on pages 97, 98 and 99. Please address the following:

•	Revise to include a pro forma column and information in the Summary Consolidated Financial and Operating Data beginning on page 17; and

In response to the Staff’s comments, the Company has revised the disclosure on pages 17 and 18 of the Registration Statement to include a pro forma column and information in the Summary Consolidated Financial and Operating Data.

Securities and Exchange Commission

October 22, 2020

•

Revise to provide greater clarity to each pro forma adjustment reflected to each respective period. For example, disclose and explain the amount and calculation of each pro forma adjustment made to cash at bank, liability line items and equity line items for each period.

In response to the Staff’s comments, the Company has revised the disclosure on pages 97, 98 and 99 of the Registration Statement to provide greater clarity to each pro forma adjustment reflected in each respective period.

*    *    *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Shirley Yeung, partner at PricewaterhouseCoopers Zhong Tian LLP, by phone at +86 755 8261-8818 or via e-mail at shirley.yeung@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures.

cc:	Guangheng Ji, Co-Chairman of the Board of Directors, Lufax Holding Ltd

Renjie Li, Chairman of the Board of Directors, Lufax Holding Ltd

Gregory Dean Gibb, Director and Chief Executive Officer, Lufax Holding Ltd

Yong Suk Cho, Director of Lufax Holding Ltd and Chief Executive Officer of Puhui

James Xigui Zheng, Chief Financial Officer, Lufax Holding Ltd

David Siu Kam Choy, Controller of Lufax Holding Ltd and Chief Financial Officer of Puhui

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP